Exhibit 99.1

Polyrizon Announces Positive Pre-Clinical Results: PL-14 Demonstrates Encouraging Allergen-Blocking Efficacy

Ra’anana, Israel, October 06, 2025 — Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a biotechnology company developing intranasal products based on its proprietary Capture & Contain (C&C) platform, today announced encouraging results from a recent pre-clinical study evaluating the allergen-blocking performance of its PL-14 Allergy Blocker formulation. The study was designed to simulate allergen exposure conditions and assess the ability of PL-14 to prevent allergen penetration through a hydrogel barrier. In the pre-clinical study, Der p 1 allergen, a major house dust mite allergen, was applied atop the PL-14 formulation. Samples were collected beneath the formulation at multiple time points to measure the quantity and pace of allergen penetration.

The results demonstrated that PL-14 effectively limited allergen diffusion over time, forming an effective nasal barrier against the house dust mite allergen (Der p 1). Key results include:

●	After one hour: Only 1.07% of the allergen passed through.

●	After two hours: Penetration remained minimal at 1.14%.

●	After four hours: Still highly effective, with just 13.6% diffusion.

These findings emphasize the potentially strong barrier properties of PL-14, particularly during the critical early hours of exposure when allergen contact is most likely to trigger immune responses.

Importantly, the allergen load used in this study was estimated to be tens of times higher than typical real-world exposure levels during allergy seasons, based on published clinical studies conducted in controlled allergen challenge chambers. This suggests that PL-14 may offer robust protection even under extreme allergen conditions.

According to a Future Market Insights report, the Allergy Immunotherapy market is poised for substantial growth, with market valuation projected to increase from USD 1.9 billion in 2025 to USD 4.2 billion by 2035, expanding at a CAGR of 7.9% during the forecast period. This growth is primarily driven by the increasing prevalence of allergies worldwide, along with advancements in treatment methodologies and rising awareness of immunotherapy as an effective long-term solution.

“Our innovative C&C platform is designed to form a protective hydrogel layer that captures and contains airborne allergens before they reach the nasal mucosa,” said Tomer Izraeli, CEO of Polyrizon. “We believe that these results reinforce the potential of PL-14 as a frontline preventive solution for allergic rhinitis and other nasal allergies.”

Polyrizon continues to advance its preclinical development program and plans to initiate clinical studies to support regulatory and clinical pathways for PL-14 and other candidates within the C&C platform.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potentially strong barrier properties of PL-14, the growth of the Allergy Immunotherapy market, its belief that the pre-clinical study results reinforce the potential of PL-14 as a frontline preventive solution for allergic rhinitis and other nasal allergies, the advancement of its its preclinical development program and its plans to initiate clinical studies to support regulatory and clinical pathways for PL-14 and other candidates within the C&C platform.. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com